15049003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

FORM X-17A-5
PART III

SEC FILE NUMBER
8-67843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TPEG SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 N. CARROLL AVENUE, SUITE 110
(No and Street)

SOUTHLAKE (City) TEXAS (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM L. BURKE 817-310-2900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

VAIL & KNAUTH, LLP
(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212 (Address) RICHARDSON, (City) TEXAS (State) 75080 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, WILLIAM L. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TPEG SECURITIES, LLC as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

RAHIL A. TEJANI
Notary Public, State of Texas
My Commission Expires
March 29, 2016

Rahil A. Tejani
Notary Public

Signature

MEMBER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

TPEG Securities, Inc.

Financial Statements

and Supplementary Information

Year ended December 31, 2014

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

TPEG Securities, Inc.

Financial Statements

and Supplementary Information

Year ended December 31, 2014

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 – P.O. Box 1859
Springtown, TX 76082
(817) 220-8700

TPEG SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

CONTENTS

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
TPEG SECURITIES, LLC
SOUTHLAKE, TEXAS

Report on the Financial Statements

We have audited the accompanying financial statements of **TPEG SECURITIES, LLC** which comprise the balance sheet as of December 31, 2014, and the related statements of income, cash flows, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether do to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 - P.O. Box 1859
Springtown, TX 76002
(817) 220-8700

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TPEG SECURITIES, LLC** as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Vail & Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 18, 2015

TPEG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 13,322
Total current assets	$ 13,322

MEMBERS' CAPITAL

Contributed capital	$ 52,200
Retained earnings	(31,096)
Net Loss	(7,782)
Total members' equity	$ 13,322

The accompanying notes are an integral part of the financial statements.

TPEG SECURITIES, LLC

STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2014

Revenues		
Dealer fees	$1,199,000	
Other Revenue	2,153,508	
Total Income		$ 3,352,508
Expenses		
Commission expense	$1,701,994	
Occupancy costs	6,000	
Regulatory and clearance expense	17,110	
Other	1,635,186	
Total expenses		(3,360,290)
Net loss		$ (7,782)

The accompanying notes are an integral part of the financial statements.

TPEG SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:

Net Loss	$ (7,782)
Decrease in receivables	10,300
Net cash used in operating activities	2,518
Cash at December 31, 2013	10,804
Cash at December 31, 2014	$ 13,322

The accompanying notes are an integral part of the financial statements.

TPEG SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2014

Members' capital at December 31, 2013	$ 21,104
Net loss	(7,782)
Members' capital at December 31, 2014	$ 13,322

The accompanying notes are an integral part of the financial statements.

TPEG SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2014

Balance at December 31, 2013	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2014	$	-0-

The accompanying notes are an integral part of the financial statements.

A. COMPANY:

TPEG SECURITIES, LLC, formed on October 15, 2007, is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Income Taxes -** The Company has elected to be taxed as a partnership. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes. Instead, its earnings and losses are allocated to the members and are taxed based on their personal tax strategies.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

4. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets in the balance sheet approximate fair value.

D. AFFILIATED ENTITY TRANSACTIONS:

Office facilities are subleased from an entity, affiliated through common ownership and management. Rental payments during the year ended December 31, 2014 totaled $6,000. At December 31, 2014, annual minimum rental commitments on the office lease were $1,800 for the year ending December 31, 2015.

(Continued)

D. AFFILIATED ENTITY TRANSACTIONS (Continued):

The affiliated entity also provides consulting services. Payments to the entity for the consulting services totaled $186,000 during the year ended December 31, 2014.

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $13,322 which was $8,322 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1.

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

MEMBERS
TPEG SECURITIES. LLC
SOUTHLAKE, TEXAS

We have audited the accompanying financial statements of **TPEG SECURITIES, LLC** as of and for the year ended December 31, 2014, and our report thereon dated February 20, 2015, which expressed an unqualified opinion on those financial statements, appears in a preceding section of this report. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation the financial statements as a whole.

Vail & Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 18, 2015

TPEG SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total member's equity qualified for net capital	$ 13,322
Add: Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	13,322
Net capital before haircuts on securities positions	13,322
Haircuts on securities (computed, where applicable, Pursuant to rule 15c3-1(f))	- 0 -
Net Capital	$ 13,322
Aggregated indebtedness	$ - 0 -

(Continued)

TPEG SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2014

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ - 0 -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 8,322
Excess net capital at 1000%	$ 13,322
Ratio of aggregate indebtedness to net capital	.0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 13,322
Audit adjustments	- 0 -
NET CAPITAL	$ 13,322

TPEG SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1) for limited business activities.

TPEG SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(e)(4)

YEAR ENDED DECEMBER 31, 2014

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

BOARD OF DIRECTORS
TPEG SECURITIES, LLC
SOUTHLAKE, TEXAS

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by **TPEG SECURITIES. LLC** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating **TPEG SECURITIES, LLC** compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). **TPEG SECURITIES, LLC** management is responsible for the **TPEG SECURITIES, LLC** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records including cancelled checks and associated endorsements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Vail & Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 18, 2015

TPEG SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(g)(1)

YEAR ENDED DECEMBER 31, 2014

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
TPEG SECURITIES, LLC
SOUTHLAKE, TEXAS

In planning and performing our audit of the financial statements of **TPEG SECURITIES, LLC** as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The Study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe then a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC'S objective.

This report is intended solely for the information and use of the Board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vail + Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 18, 2015